UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

EXPLANATORY NOTE

On November 17, 2022, Gambling.com Group Limited (NASDAQ: GAMB) (the “Company”) issued a press release announcing its financial results for the period ended September 30, 2022. A copy of the press release is furnished hereto as Exhibit 99.1 and is incorporated by reference herein.

In conjunction with the conference call being held on November 17, 2022 to discuss such financial results, the Company is furnishing a copy of the slide presentation that provides supplemental information regarding the Company’s business and its financial results, which will be referenced on such conference call. A copy of the presentation is furnished hereto as Exhibit 99.2 and is incorporated by reference herein.

The information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated November 17, 2022
99.2	Gambling.com Group Presentation dated November 17, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: November 17, 2022

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